                                                                    Exhibit 99.1

[VIVENDI UNIVERSAL LOGO]

                        VIVENDI UNIVERSAL TOTAL REVENUES
                        --------------------------------

                     FOR SECOND QUARTER AND FIRST HALF 2001
                     --------------------------------------

PARIS, AUGUST 10, 2001 - Vivendi Universal [PARIS BOURSE: EX FP; NYSE: V] today provided the following total revenue information for second quarter and first half of 2001 and 2000 to `Balo', an official French business newspaper, for publication, in accordance with French regulatory requirements.

Vivendi Universal revenue for second quarter of 2001 totaled 13.9 billion euros, comprised of 6.6 billion euros for media and communications businesses and 7.3 billion euros for environmental services businesses. For the first half of 2001, Vivendi Universal total revenue was 26.4 billion euros, comprised of 12.4 billion euros for media and communications businesses and 13.9 billion euros for environmental services businesses. For additional information and discussion of revenue from media and communications businesses, refer to Vivendi Universal's press release dated July 23, 2001. For additional information and discussion of revenue from environmental services businesses, refer to Vivendi Environnement's press release dated August 8, 2001.

                                VIVENDI UNIVERSAL
                              Consolidated Revenue
                         (millions of euros, unaudited)

                                                           Quarter Ended                             First Half Ended
                                                              June 30,                                   June 30,
                                                -------------------------------------      --------------------------------------
                                                     2001                 2000                  2001                  2000
                                                ----------------     ----------------      ----------------      ----------------
Music                                                     1,540                    -                 2,986                     -
Publishing                                                  794                  884                 1,611                 1,625
TV & Film                                                 2,248                  987                 4,325                 1,952
Telecoms                                                  1,983                1,312                 3,478                 2,465
Internet                                                     27                   13                    46                    15
                                                ----------------     ----------------      ----------------      ----------------
Media and Communications                                  6,592                3,196                12,446                 6,057
Holding & Corporate                                           -                  (2)                     -                     -
                                                ----------------     ----------------      ----------------      ----------------
TOTAL MEDIA AND COMMUNICATIONS                            6,592                3,194                12,446                 6,057
Environmental Services                                    7,256                6,476                13,940                12,527
Non-Core Businesses                                           7                  385                    57                   830
                                                ----------------     ----------------      ----------------      ----------------
TOTAL VIVENDI UNIVERSAL                                  13,855               10,055                26,443                19,414
                                                ----------------     ----------------      ----------------      ----------------

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                     VIVENDI UNIVERSAL - COMPANY DESCRIPTION

MEDIA AND COMMUNICATIONS AND ENVIRONMENTAL SERVICES: The media and communications business is divided into five business segments: Music, Publishing, TV and Film, Telecoms and Internet. The MUSIC business is conducted though Universal Music Group, which produces, markets and distributes recorded music throughout the world in all major genres. Universal Music Group also manufactures, sells and distributes video products in the United States and internationally, and licenses music copyrights in 63 countries worldwide. The PUBLISHING business is Europe's premier publisher of information providing content across multiple platforms, including print, multimedia, on the wired Internet and to PDAs via WAP (Wireless Application Protocol) technology. The Publishing business is a content leader in five core markets: education, games, healthcare information, local services and business and general information. The TV AND FILM business produces and distributes motion picture, television and home video/DVD products worldwide, operates and has ownership interests in a number of cable and pay TV channels, engages in the licensing of merchandising and film property rights and operates theme parks and retail stores around the world. The TELECOMS business provides a broad range of telecommunications services, including mobile and fixed telephony, Internet access and data services and transmission, principally in Europe. The INTERNET business manages the strategic Internet initiatives and new online ventures for Vivendi Universal. Utilizing advanced digital distribution technology, the Internet business develops e-commerce, e-services and thematic portals that offer access to the Internet via a variety of devices, including mobile phones, PDAs, interactive TV and computers. VIVENDI ENVIRONNEMENT, is a 63 percent effectively-owned subsidiary of Vivendi Universal, which operates the environmental services business, with operations around the globe. Vivendi Environnement provides environmental management services, including water treatment and system operation, waste management, energy services and power generation, and transportation services, to a wide range of public authorities and industrial, commercial and residential customers.

    CONTACTS

MEDIA RELATIONS:                                            INVESTOR RELATIONS:
PARIS                                                       PARIS
    Catherine Gros                                          Ariane de Lamaze
    011-33-1-71-71-1711                                     011-33-1-71-71-1084
    Antoine Lefort                                          NEW YORK
    011-33-1-71-71-1180                                     Eileen McLaughlin
    Alain Delrieu                                           212.572.8961
    011-33-1-71-71-1086
NEW YORK

    Anita Larsen
    212.572.1118
    Mia Carbonell
    212.572.7556